                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



     (Mark One)


     [ X ]     Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

     For the fiscal year ended December 31, 1996


                                       OR


     [   ]     Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

     For the transition period from                       to
                                     -------------------     -------------------

     Commission File Numbers:  33-44283 and 33-59357


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                        HONEYWELL RETIREMENT SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                HONEYWELL INC.
                                Honeywell Plaza
                         Minneapolis, Minnesota 55408


Included herewith and set forth on pages 2 to 10 hereof are the Honeywell Retirement Savings Plan Financial Statements for the Years Ended December 31, 1996 and 1995 and Supplemental Schedules for the Year Ended December 31, 1996 prepared by the firm of Deloitte & Touche LLP, Independent Auditors.

HONEYWELL RETIREMENT
SAVINGS PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 1996 AND 1995
AND INDEPENDENT AUDITORS' REPORT

HONEYWELL RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits,
  December 31, 1996 and 1995                                                 2-3
  Statements of Changes in Net Assets Available for
   Benefits, Years Ended December 31, 1996 and 1995                          4-5
  Notes to Financial Statements                                               6

INDEPENDENT AUDITORS' REPORT


Honeywell Retirement Savings Plan

We have audited the accompanying financial statements of Honeywell Retirement Savings Plan (the Plan) as of December 31, 1996 and 1995 and for the years then ended, as listed in the foregoing Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements. It is not intended to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and it is not a required part of the basic financial statements. This supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.




Minneapolis, Minnesota
June 20, 1997

HONEYWELL RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 (AMOUNTS IN THOUSANDS)


-----------------------------------------------------------------------------------------------------------------------------------


                                            ---------------------------------------------------------------------------------------


                                             GOVERNMENT       SHORT-TERM          BONDS          STOCKS                  HONEYWELL
                                 COMBINED      INCOME            BOND             PLUS           PLUS         S&P 500       STOCK
                                   TOTAL        FUND             FUND             FUND           FUND          FUND         FUND
ASSETS:
   Investments in Honeywell:
      Master Trusts
      First Trust Isolated
   Other receivables
          Total assets

LIABILITIES:
   Administration fees payable
   Other payables
          Total liabilities

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR       $    -       $    -          $    -           $    -          $    -        $    -      $    -
                                 --------     --------        --------         --------        --------      --------    --------
                                 --------     --------        --------         --------        --------      --------    --------





--------------------------------------------------------------------------------------------------------------------------


                                            (SUPPLEMENTAL INFORMATION BY FUND)
                                ------------------------------------------------------------------------------------------

                                                                                            VANGUARD         T. ROWE
                                   UNITED       COLUMBIA                                     WORLD            PRICE
                                   INCOME       SPECIAL        TEMPLETON       JANUS         GROWTH       INTERNATIONAL
                                    FUND          FUND           FUND           FUND          FUND             FUND
ASSETS:
   Investments in Honeywell:
      Master Trusts
      First Trust Isolated
   Other receivables
          Total assets

LIABILITIES:
   Administration fees payable
   Other payables
          Total liabilities

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR        $   -          $    -         $   -          $   -        $   -           $   -
                                  -------        --------       -------        -------      -------        --------
                                  -------        --------       -------        -------      -------        --------





------------------------------------------------------------------------------------------


                                ----------------------------------------------------------
                                     T. ROWE     T. ROWE
                                       PRICE      PRICE
                                    SMALL CAP     EQUITY
                                       VALUE      INCOME        ISOLATED      PARTICIPANT
                                       FUND         FUND          FUNDS         LOANS
ASSETS:
   Investments in Honeywell:
      Master Trusts
      First Trust Isolated
   Other receivables
          Total assets

LIABILITIES:
   Administration fees payable
   Other payables
          Total liabilities

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR        $   -         $   -           $   -          $    -
                                  -------       -------         -------        -------
                                  -------       -------         -------        -------




See accompanying notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 (AMOUNTS IN THOUSANDS)




-----------------------------------------------------------------------------------------------------------------------------------



                                                 ----------------------------------------------------------------------------------


                                                 GOVERNMENT        SHORT-TERM      BONDS        STOCKS                  HONEYWELL
                                   COMBINED        INCOME             BOND          PLUS         PLUS       S&P 500      STOCK
                                     TOTAL          FUND              FUND          FUND         FUND        FUND         FUND

ASSETS:
   Investments in Honeywell -
     Master Trusts                  $  73,978       $  28,261        $  534      $  1,308     $  12,475   $  17,503     $  4,727
   Investments at First Trust           1,205
   Contributions receivable                79              21             1             2            25          21
   Other receivables                      282             263             3             2             7           5
                                    ---------       ---------      --------      --------     ---------   ---------     ---------
          Total assets                 75,544          28,545           538         1,312        12,507      17,529        4,727

LIABILITIES:
   Administration fees payable             14               6                           1             3           4
   Other payables                         268             248             4             2             6          (1)           9
                                    ---------       ---------      --------      --------     ---------   ---------     ---------
          Total liabilities               282             254             4             3             9           3            9
                                    ---------       ---------      --------      --------     ---------   ---------     ---------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR           $  75,262       $  28,291       $   534      $  1,309     $  12,498   $  17,526     $  4,718
                                    ---------       ---------      --------      --------     ---------   ---------     ---------
                                    ---------       ---------      --------      --------     ---------   ---------     ---------


-------------------------------------------------------------------------------------------------------------------------


                                      (SUPPLEMENTAL INFORMATION BY FUND)
                                   --------------------------------------------------------------------------------------

                                                                          VANGUARD                           T. ROWE
                                    UNITED                   COLUMBIA       WORLD          SCUDDER            PRICE
                                     INCOME       JANUS       SPECIAL      GROWTH       INTERNATIONAL    INTERNATIONAL
                                      FUND         FUND       FUND           FUND            FUND             FUND

ASSETS:
   Investments in Honeywell -
     Master Trusts                  $   584     $  1,085     $   1,123    $    584         $    434        $   1,572
   Investments at First Trust
   Contributions receivable               1            1            2           1                1                2
   Other receivables
                                    -------     --------     --------     -------          -------         --------
          Total assets                  585        1,086        1,125         585              435            1,574

LIABILITIES:
   Administration fees payable
   Other payables

          Total liabilities
                                    -------     --------     --------     -------          -------         --------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR            $  585     $  1,086     $  1,125      $  585          $   435         $  1,574
                                    -------     --------     --------     -------          -------         --------
                                    -------     --------     --------     -------          -------         --------



------------------------------------------------------------------------------------------


                                     -----------------------------------------------------

                                      T. ROWE        T. ROWE
                                       PRICE         PRICE
                                      SMALL CAP       EQUITY
                                       VALUE         INCOME       ISOLATED     PARTICIPANT
                                       FUND           FUND         FUNDS           LOANS

ASSETS:
   Investments in Honeywell -
     Master Trusts                   $   613       $  1,560                   $   1,615
   Investments at First Trust                                    $  1,205
   Contributions receivable                1
   Other receivables                                      2

          Total assets                   614          1,562         1,205         1,615
                                     -------       --------      --------     ---------
LIABILITIES:
   Administration fees payable
   Other payables

          Total liabilities
                                     -------       --------      --------     ---------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR             $  614       $  1,562      $  1,205      $  1,615
                                     -------       --------      --------     ---------
                                     -------       --------      --------     ---------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996 (AMOUNTS IN THOUSANDS)



-----------------------------------------------------------------------------------------------------------------------------------



                                                   --------------------------------------------------------------------------------


                                                   GOVERNMENT        SHORT-TERM       BONDS         STOCKS                HONEYWELL
                                      COMBINED       INCOME             BOND          PLUS           PLUS       S&P 500      STOCK
                                       TOTAL          FUND              FUND          FUND           FUND       FUND         FUND
NET INVESTMENT INCOME IN
  MASTER TRUSTS                    $   11,255      $   1,416         $     22      $     145     $  1,875     $  4,131    $   1,896

CONTRIBUTIONS:
   Employee pretax contributions        4,081            903               56            113          597        1,115          464
                                   ----------       --------        ---------     ----------    ---------    ---------    ---------
          Total contributions           4,081            903               56            113          597        1,115          464


TRANSFERS (TO) FROM OTHER
   FUNDS                                              (1,413)             (18)           276         (349)          56          417
                                   ----------       --------        ---------     ----------    ---------    ---------    ---------

TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS,
   AND TRANSFERS                       15,336            906               60            534        2,123        5,302        2,777

LOANS:
   Repayments                                            264               10             18          112          226           89
   Distributions                                        (345)              (6)           (24)        (125)        (248)        (116)

DISTRIBUTIONS TO PARTICIPANTS          (5,197)        (2,864)             (64)           (68)        (704)        (936)        (293)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                  (110)           (41)              (2)            (4)         (21)         (32)          (4)

MERGER TO IPP                         (85,291)       (26,211)            (532)        (1,765)     (13,883)     (21,838)      (7,171)
                                   ----------       --------        ---------     ----------    ---------    ---------    ---------
(DECREASE) INCREASE IN
   NET ASSETS                         (75,262)       (28,291)            (534)        (1,309)     (12,498)     (17,526)      (4,718)

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                             75,262         28,291              534          1,309       12,498       17,526        4,718
                                   ----------       --------        ---------     ----------    ---------    ---------    ---------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR         $        -       $      -        $       -     $        -    $       -    $       -    $       -
                                   ----------       --------        ---------     ----------    ---------    ---------    ---------
                                   ----------       --------        ---------     ----------    ---------    ---------    ---------





-----------------------------------------------------------------------------------------------------------------------------


                                                               (SUPPLEMENTAL INFORMATION BY FUND)
                                      ---------------------------------------------------------------------------------------

                                                                                                 VANGUARD
                                        UNITED        COLUMBIA                                    WORLD            SCUDDER
                                         INCOME       SPECIAL      TEMPLETON     JANUS            GROWTH        INTERNATIONAL
                                         FUND          FUND          FUND         FUND            FUND              FUND
NET INVESTMENT INCOME IN
   MASTER TRUSTS                       $    126     $    144     $     19      $   248        $     204           $    32

CONTRIBUTIONS:
   Employee pretax contributions             65          121           11          123              115                17
                                       --------     --------     --------      -------         --------           -------
          Total contributions                65          121           11          123              115                17

TRANSFERS (TO) FROM OTHER
   FUNDS                                                 116          154          311              324              (477)
                                       --------     --------     --------      -------         --------           -------

TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS,
   AND TRANSFERS                            191          381          184          682              643              (428)

LOANS:
   Repayments                                12           13                        16               11                 2
   Distributions                             (9)         (18)                      (16)             (26)               (3)

DISTRIBUTIONS TO PARTICIPANTS               (24)         (14)          (2)         (29)              (8)               (6)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                                   (1)                       (1)              (1)

MERGER TO IPP                              (755)      (1,486)        (182)      (1,738)          (1,204)
                                       --------     --------     --------      -------         --------           -------
(DECREASE) INCREASE IN
   NET ASSETS                              (585)      (1,125)                   (1,086)            (585)             (435)

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                                  585        1,125                     1,086              585               435
                                       --------     --------     --------      -------        --------            -------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR             $      -     $     -      $      -      $     -         $     -            $     -
                                       --------     --------     --------      -------        --------            -------
                                       --------     --------     --------      -------        --------            -------




----------------------------------------------------------------------------------------------------------------------------



                                             -------------------------------------------------------------------------------
                                                                      T. ROWE        T. ROWE
                                                  T. ROWE              PRICE          PRICE
                                                  PRICE               SMALL CAP      EQUITY
                                               INTERNATIONAL           VALUE         INCOME      ISOLATED        PARTICIPANT
                                                   FUND                FUND           FUND        FUNDS           LOANS
NET INVESTMENT INCOME IN
   MASTER TRUSTS                               $     289           $    182       $    388                        $     138

CONTRIBUTIONS:
   Employee pretax contributions                     157                 78            146
                                               ---------           --------        -------                        ---------
          Total contributions                        157                 78            146

TRANSFERS (TO) FROM OTHER
   FUNDS                                             266                131            408      $   (202)
                                               ---------           --------        -------      --------          ---------


TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS,
   AND TRANSFERS                                     712                391            942          (202)               138

LOANS:
   Repayments                                         35                  7             22                             (837)
   Distributions                                     (26)                (9)           (30)                           1,001

DISTRIBUTIONS TO PARTICIPANTS                        (70)               (55)           (60)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                               (1)                (1)            (1)

MERGER TO IPP                                     (2,224)              (947)        (2,435)       (1,003)            (1,917)
                                               ---------           --------        -------      --------           --------
(DECREASE) INCREASE IN
   NET ASSETS                                     (1,574)              (614)        (1,562)       (1,205)            (1,615)

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                                         1,574                614          1,562         1,205              1,615
                                               ---------           --------        -------       -------           --------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR                     $      -            $      -       $      -      $      -          $       -
                                               ---------           --------        -------        ------            -------
                                               ---------           --------        -------        ------            -------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995 (AMOUNTS IN THOUSANDS)


-----------------------------------------------------------------------------------------------------------------------------------


                                                      ----------------------------------------------------------------------------

                                                                                                                       FROZEN
                                                      GOVERNMENT   SHORT-TERM       BONDS       STOCKS                  FIXED
                                      COMBINED          INCOME         BOND         PLUS         PLUS       S&P 500    INCOME
                                       TOTAL             FUND          FUND         FUND         FUND         FUND       FUND

NET INVESTMENT INCOME IN
   MASTER TRUSTS                    $  12,259         $  1,469        $    48      $   192     $  2,651     $  4,612     $   133

CONTRIBUTIONS:
   Employee pretax contributions        3,835            1,047             58          110          660          979          (5)
   Rollover contributions                 830              145             10           49           61          246
                                    ---------         --------        -------      -------     --------     --------     --------
          Total contributions           4,665            1,192             68          159          721        1,225          (5)

TRANSFERS FROM (TO) OTHER
   FUNDS                                                 4,506            114          227         (843)         538      (3,658)

TRANSFERS (TO) FROM OTHER
   PLANS                                  (52)             (26)                         (1)          (5)          (6)         (3)
                                    ---------         --------        -------      -------     --------     --------     --------
TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS,
   AND TRANSFERS                       16,872            7,141            230          577        2,524        6,369      (3,533)

LOANS:
   Repayments                                              283              9           10          111          166
   Distributions                                          (372)            (9)         (11)        (174)        (283)        (19)

DISTRIBUTIONS TO PARTICIPANTS          (4,266)          (2,130)           (36)         (11)        (792)        (596)       (152)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                  (122)             (48)            (2)          (3)        (23)          (30)         (5)
                                    ---------         --------        -------      -------     --------     --------     --------

INCREASE (DECREASE) IN
   NET ASSETS                          12,484            4,874            192          562        1,646        5,626      (3,709)

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                             62,778           23,417            342          747       10,852       11,900       3,709
                                    ---------         --------        -------      -------     --------     --------     --------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR          $ 75,262         $ 28,291        $   534      $ 1,309     $ 12,498     $ 17,526     $   -
                                    ---------         --------        -------      -------     --------     --------     --------
                                    ---------         --------        -------      -------     --------     --------     --------






---------------------------------------------------------------------------------------------------------------------------


                                                (SUPPLEMENTAL INFORMATION BY FUND)
                                   ----------------------------------------------------------------------------------------

                                                                                             VANGUARD
                                      HONEYWELL      UNITED                  COLUMBIA          WORLD           SCUDDER
                                        STOCK        INCOME      JANUS        SPECIAL         GROWTH        INTERNATIONAL
                                         FUND          FUND       FUND          FUND           FUND             FUND

NET INVESTMENT INCOME IN
   MASTER TRUSTS                       $   1,753      $  92       $  237       $   230        $     95         $      57

CONTRIBUTIONS:
   Employee pretax contributions             311         52           87           109              43                60
   Rollover contributions                     69         79           34            24              26                 3
                                       ---------     ------       ------       -------        --------         ---------
          Total contributions                380        131          121           133              69                63

TRANSFERS FROM (TO) OTHER
   FUNDS                                    (214)        93           40           129             319              (176)

TRANSFERS (TO) FROM OTHER
   PLANS                                      (8)        (1)
                                       ---------     ------       ------       -------        --------         ---------
TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS,
   AND TRANSFERS                           1,911        315          398           492             483               (56)

LOANS:
   Repayments                                 48          5           11            12               4                 6
   Distributions                             (90)       (15)         (23)           (7)             (8)               (4)

DISTRIBUTIONS TO PARTICIPANTS               (175)       (12)         (77)          (81)             (6)              (19)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                       (4)                     (1)                           (1)               (1)
                                       ---------     ------       ------       -------        --------         ---------
INCREASE (DECREASE) IN
   NET ASSETS                              1,690        293          308           416             472               (74)

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                                 3,028        292          778           709             113               509
                                       ---------     ------       ------       -------        --------         ---------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR                $4,718       $585       $1,086        $1,125            $585              $435
                                       ---------     ------       ------       -------        --------         ---------
                                       ---------     ------       ------       -------        --------         ---------



---------------------------------------------------------------------------------------------------------------------


                                    ---------------------------------------------------------------------------------
                                                          T. ROWE         T. ROWE
                                           T. ROWE         PRICE           PRICE
                                            PRICE        SMALL CAP         EQUITY
                                        INTERNATIONAL      VALUE           INCOME         ISOLATED        PARTICIPANT
                                             FUND           FUND            FUND            FUNDS            LOANS

NET INVESTMENT INCOME IN
   MASTER TRUSTS                        $     159         $    116        $   348                         $     67

CONTRIBUTIONS:
   Employee pretax contributions              161               45            118
   Rollover contributions                       2               13             69
                                        ---------         --------        -------
          Total contributions                 163               58            187

TRANSFERS FROM (TO) OTHER
   FUNDS                                     (561)             141            237        $(1,012)              120

TRANSFERS (TO) FROM OTHER
   PLANS                                       (1)              (1)
                                        ---------          -------      ---------       --------         ---------

TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS,
   AND TRANSFERS                             (240)             314            772         (1,012)              187

LOANS:
   Repayments                                  31                4             11                             (711)
   Distributions                              (36)             (10)            (9)                           1,070

DISTRIBUTIONS TO PARTICIPANTS                (104)             (33)           (42)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                        (2)              (1)            (1)
                                        ---------          -------      ---------       --------         ---------
INCREASE (DECREASE) IN
   NET ASSETS                                (351)             274            731         (1,012)              546

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                                  1,925              340            831          2,217             1,069
                                        ---------          -------      ---------       --------         ---------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR              $   1,574          $   614      $   1,562       $  1,205         $   1,615
                                        ---------          -------      ---------       --------         ---------
                                        ---------          -------      ---------       --------         ---------


See accompanying notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------
1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING - The financial statements of the Honeywell Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan are included in income in the year the contributions payable are accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

    INVESTMENT VALUATION - All determinations of fair values of investments are made by the trustees and are based upon quoted prices in an active market. Unallocated insurance contracts are valued at their contract values, as determined by issuing insurance companies.

    PAYMENTS OF BENEFITS - Benefits are recorded when paid.

2.  PLAN DESCRIPTION

    GENERAL INFORMATION - The Plan is a voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to certain Honeywell employees covered by collective bargaining agreements which provide for coverage under the Plan.

    The Honeywell Pension and Retirement Committee, as the plan administrator, designates members of the Honeywell Pension and Retirement Administrative Committee and appoints the trustees. The Honeywell Pension and Retirement Administrative Committee has authority to take actions as may be necessary for the administration of the Plan or as it is directed by the Honeywell Pension and Retirement Committee. See Note 5 for a listing of the appointed trustees.

    CONTRIBUTIONS - The following contributions are made to the Plan:

    (a) The Sponsor contributes to the Plan, on behalf of participants, various percentages of the participants' pay, as elected by the participants. The maximum pretax and after-tax contribution percentages are determined by the Honeywell Pension Retirement Committee. The participants elect their own contribution levels, subject to this maximum percentage. Contributions are subject to certain limitations.

    (b) Participants who have received distributions from other qualified plans under Section 401(a) of the Internal Revenue Code or from individual retirement plans under Sections 402 and 408 of the code may transfer (rollover) all or part of such distributions to their accounts.

    LOANS TO PARTICIPANTS - The Plan allows participants to apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of their pretax or pretax rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 6 months following the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts. Also, participants may have only one outstanding loan at a time.

    PARTICIPATION - Employees are eligible to participate in the Plan only if they are covered under certain collective bargaining agreements which provide for participation in the Plan, are classified as a Regular Employee (as defined), and are not covered by any other savings plan maintained by Honeywell. All participants' accounts are adjusted monthly for investment income/loss, withdrawals, and for all other changes in net assets.

    VESTING - Participants are 100% vested in their individual accounts. In the event of plan termination, the participants' accounts become distributable to the participants or their beneficiaries, in accordance with the provisions of the Plan.

    INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. Individual participants choose the fund or funds in which to invest from the following:

         GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

         SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high-quality corporate bonds with short-term and intermediate-term (one-five years) maturities.

         BONDS PLUS FUND - Diversified among U.S. Treasury bills, high-quality intermediate- and long-term (one-ten years) bonds, and domestic stocks.

         STOCKS PLUS FUND - Invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high-quality bonds, T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

         S&P 500 FUND - Invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

         FROZEN FIXED INCOME FUND - Invests primarily in guaranteed investment contracts. This fund is not an option for participant contribution in 1996.

         HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

         UNITED INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends. The fund also invests, to a lesser extent, in fixed-income securities - both high-quality corporate bonds and U.S. Treasury obligations.

         COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalizations that are less than the average for the companies included in the Standard & Poor's 500 Composite Stock Index.

         TEMPLETON FUND - A global stock fund that invests primarily in common stock of companies of any nation and not concentrated in any particular industry.

         JANUS FUND - Invests primarily in a combination of large, established corporations and small, rapidly emerging companies.

         VANGUARD WORLD GROWTH FUND - Invests primarily in high-quality, established growth stocks of companies with exceptional earnings records, strong market positions, good financial strength, and low sensitivity to changing economic conditions.

         SCUDDER INTERNATIONAL FUND - Intends to diversify its foreign investments among several countries and not concentrate investments in any particular industry. This fund option was replaced in 1996 by the Templeton Fund.

         T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stock of established companies outside the United States with proven performance records.

         T. ROWE PRICE SMALL CAP VALUE FUND - Invests primarily in common stocks of small, rapidly growing companies.

         T. ROWE PRICE EQUITY INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends.

    PLAN STATUS - The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan was qualified under the applicable sections of the Internal Revenue Code.

    PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants shall be 100% vested in their accounts.

3.  INTEREST IN MASTER TRUSTS

    The Plan's investments are included in master trusts with T. Rowe Price Trust Company and First Trust National Association, which were established in 1993 for the investment of assets of the Plan and several other Honeywell-sponsored retirement plans. Previously, the Plan's investments were held in master trusts with various trust companies. Each participating retirement plan has an undivided interest in the master trusts. At December 31, 1996 and 1995, the Plan's interest in the net assets of the master trusts was approximately 0% and 4.8%, respectively. Investment income and administrative expenses related to the master trust are allocated to the individual plans based upon average monthly balances invested by each plan.

    The following table presents the fair value of investments held in master trusts (in thousands):

                                                     1996           1995

    Investments at fair value:
      Custom funds:
         Government Income Fund                 $    351,723   $    366,474
         Short-Term Bond Fund                         14,095         14,601
         Bonds Plus Fund                              37,144         27,817
         Stocks Plus Fund                            297,488        278,497
         S&P 500 Fund                                403,903        324,162
         Honeywell Stock Fund                        440,043        300,564
      Mutual funds, primarily equity securities      335,143        228,849
      Participants' loans                             35,634         30,623
                                                ------------   ------------
                                                $  1,915,173   $  1,571,587
                                                ------------   ------------
                                                ------------   ------------

    Investment income for master trust is as follows (in thousands):


                                                                      1996               1995
    Net appreciation (depreciation) in fair value of investments:
     Custom funds:
         Short-Term Bond Fund                                      $      604      $      1,414
         Bonds Plus Fund                                                2,874             4,399
         Stocks Plus Fund                                              38,909            56,870
         S&P 500 Fund                                                  76,126            86,294
         Honeywell Stock Fund                                         111,749           101,561
      Mutual funds, primarily equity securities                        21,906            26,821
                                                                   ----------      ------------
                                                                      252,168           277,359
   Interest and dividends                                              57,377            43,784
                                                                   ----------      ------------
                                                                   $  309,545      $    321,143
                                                                   ----------      ------------
                                                                   ----------      ------------



    In 1993, the Sponsor transferred the GICs issued by Executive Life and Mutual Benefit Life Insurance Company to First Trust National Association. A master trust was established for the investment of these assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the master trust. At December 31, 1996 and 1995, the Plan's interest in the net assets of the master trust was approximately 0% and 6%, respectively, and the contract value of the GICs for the master trust was approximately $0 and $20.9 million at December 31, 1996 and 1995, respectively.

4.  PARTIES-IN-INTEREST TRANSACTIONS

    There were no prohibited party-in-interest transactions during the years ended December 31, 1996 and 1995.

5.  INFORMATION PROVIDED BY TRUSTEES

    Plan funds are held in trust by trustees for the sole purpose of making investments, plan payments, and for paying trust operating expenses. Trustees appointed by the Honeywell Pension and Retirement Committee as of December 31, 1996 were T. Rowe Price Company and First Trust National Association.

    The trustees provide the Plan with monthly statements, which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.

    The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees, except for certain adjustments which resulted in an increase (decrease) in the amount of net assets reported by the trustees of $88,877 and $907,805 as of December 31, 1996 and 1995, respectively. Such adjustments are primarily recorded for the purpose of converting the trustees' statements from the cash basis to the accrual basis of accounting and to reflect the impact of participant loan activity.

6.  PLAN MERGER

    Effective December 31, 1996, the Plan was merged into the Investment Plus Plan (IPP) which is also sponsored by Honeywell and participates in the same master trusts.

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       HONEYWELL RETIREMENT SAVINGS PLAN



Dated:  June 26, 1997                  By:        /s/ Jim Porter
                                          ------------------------------------